May 5, 2025

Jay Madhu
CEO
Oxbridge Re Holdings Limited
Suite 201
42 Edward Street, George Town
P.O. Box 469
Grand Cayman, Cayman Islands KYI-9006

       Re: Oxbridge Re Holdings Limited
           Registration Statement on Form S-3
           Filed April 25, 2025
           File No. 333-286787
Dear Jay Madhu:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   John Wolfel, Esq.